UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                               Kinder Morgan, Inc.
    ------------------------------------------------------------------------
                                (NAME OF ISSUER)

                      Common Stock, par value $5 per share
    ------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                     49455P
    ------------------------------------------------------------------------
                                 (CUSIP NUMBER)


                              Mr. William V. Morgan
                            Portcullis Holdings, Inc.
                         (f/k/a Morgan Associates, Inc.)
                                 5 Post Oak Park
                              4400 Post Oak Parkway
                                   Suite 1450
                              Houston, Texas 77027
                                 (713)-877-8031
    ------------------------------------------------------------------------
          ( NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)


                                  May 28, 2006
    ------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No. 49455P                      13D                           Page 2 of 6
--------------------------------------------------------------------------------


-----  -------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON:                 PORTCULLIS HOLDINGS, INC.
                                                 (F/K/A MORGAN ASSOCIATES, INC.)
       I.R.S. IDENTIFICATION NO.
       OF ABOVE PERSON (ENTITIES ONLY):          76-0690168
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                 (A) [_]
                                                                         (B) [X]
-----  -------------------------------------------------------------------------
  3    SEC USE ONLY
-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS:               WC
-----  -------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) OR 2(e):                                                    [_]
-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION:                            DELAWARE
--------------------  ----------------------------------------------------------
NUMBER OF     |  7    SOLE VOTING POWER:                           -0-
 SHARES       |-----  ----------------------------------------------------------
              |
BENEFICIALLY  |  8    SHARED VOTING POWER:                         -0-
 OWNED BY     |-----  ----------------------------------------------------------
              |
  EACH        |  9    SOLE DISPOSITIVE POWER:                      -0-
REPORTING     |-----  ----------------------------------------------------------
              |
 PERSON WITH  |10    SHARED DISPOSITIVE POWER:                     -0-
--------------------  ----------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:              -0-
-----  -------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES:                                                               [ ]
-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):              0.00%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON:                                      CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 49455P                      13D                           Page 3 of 6
--------------------------------------------------------------------------------


-----  -------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON:                       WILLIAM V. MORGAN
       I.R.S. IDENTIFICATION NO.
       OF ABOVE PERSON (ENTITIES ONLY):
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                 (A) [_]
                                                                         (B) [X]
-----  -------------------------------------------------------------------------
  3    SEC USE ONLY
-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS:               AF
-----  -------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) OR 2(e):                                                    [_]
-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION:                       UNITED STATES
--------------------  ----------------------------------------------------------
NUMBER OF     |  7    SOLE VOTING POWER:                           -0-
 SHARES       |-----  ----------------------------------------------------------
              |
BENEFICIALLY  |  8    SHARED VOTING POWER:                         916,000
 OWNED BY     |-----  ----------------------------------------------------------
              |
  EACH        |  9    SOLE DISPOSITIVE POWER:                      -0-
REPORTING     |-----  ----------------------------------------------------------
              |
 PERSON WITH  |10    SHARED DISPOSITIVE POWER:                     916,000
--------------------  ----------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:    916,000
-----  -------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES:                                                               [ ]
-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                 0.69%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON:                                      IN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A
                                 --------------


     EXPLANATORY NOTES: This Amendment No. 2 amends and supplements the statement on Schedule 13D originally filed by Morgan Associates, Inc. (n/k/a Portcullis Holdings, Inc.) ("Portcullis Holdings") and William V. Morgan ("Mr. Morgan" and together with Portcullis Holdings, the "Reporting Persons") on October 8, 1999 (re-filed on November 16, 1999), as amended by Amendment No. 1 thereto on November 8, 1999 (re-filed on November 16, 1999) (the "Schedule 13D") relating to the shares of common stock, par value, $5.00 per share, of Kinder Morgan, Inc. (the "KMI Common Stock"). The principal terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

     Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D. This Amendment No. 2 speaks as of its date and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

     After the filing date of Amendment No. 1 to the Schedule 13D, Portcullis Holdings ceased to own more than 5% of the outstanding KMI Common Stock. After such time, all of the KMI Common Stock of Portcullis Holdings was transferred to Portcullis Partners, LP, a partnership indirectly controlled by Mr. Morgan ("Portcullis Partners"). Mr. Morgan and Portcullis Partners intend to participate with a group of other investors in a proposal to acquire all of the outstanding KMI Common Stock. Certain persons participating in such proposal, including Mr. Morgan and Portcullis Partners, filed a statement on Schedule 13D on May 30, 2006 with respect to the KMI Common Stock as a group (the "Group
Schedule 13D"). The Schedule 13D shall be considered amended and supplemented by the Group Schedule 13D and any and all amendments thereto, and no additional amendments to the Schedule 13D will be made unless or until the Group Schedule 13D is no longer applicable. Readers are directed to the Group Schedule 13D and any and all amendments thereto for future information regarding Mr. Morgan or Portcullis Partners with respect to the KMI Common Stock.

     ITEM 1. SECURITY AND ISSUER

     No change.

     ITEM 2. IDENTITY AND BACKGROUND.

     (b) The address of the principal business office of Portcullis Holdings and the address of Mr. Morgan is 5 Post Oak Park, 4400 Post Oak Parkway, Suite 1450, Houston, Texas 77027.

     ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     No change.

     ITEM 4. PURPOSE OF TRANSACTION.

     The Governance Agreement has expired and the Group Schedule 13D has been filed, so Item 4 is amended and restated to read as follows:

          (a)-(j) Mr. Morgan and Portcullis Partners intend to participate with a group of other investors in a proposal to acquire all of the outstanding KMI Common Stock. Certain persons participating in such proposal, including Mr. Morgan and Portcullis Partners, filed the Group Schedule 13D, which provides additional information regarding the acquisition proposal.

          The Reporting Persons may make additional purchases of KMI Common Stock either in the open market or in private transactions.

          The Reporting Persons reserve the right to formulate specific plans or proposals with respect to, or to change their intentions regarding, any or all of the foregoing.

     ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     No changes.

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Governance Agreement has expired, so all references to the "Governance Agreement" in Item 6 are deleted.

     ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     The Governance Agreement has expired, so all references to the "Governance Agreement" in Item 7 are deleted.

                                   Signatures
                                   ----------

     After reasonable inquiry and to the best knowledge and belief of each of the undersigned, such person certifies that the information set forth in this
Schedule 13D/A with respect to such person is true, complete and correct.

                                               Dated: June 7, 2006



                                               PORTCULLIS HOLDINGS, INC.
                                               (F/K/A MORGAN ASSOCIATES, INC.)


                                               BY: /S/ WILLIAM V. MORGAN
                                                   -----------------------------
                                               NAME: WILLIAM V. MORGAN
                                               TITLE: PRESIDENT


                                               /S/ WILLIAM V. MORGAN
                                               ---------------------------------
                                               WILLIAM V. MORGAN
























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